UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69214

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/18___ AND ENDING ___12/31/18___
                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Zebed Securities LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Central Park South, Suite 2A
(No. and Street)

New York   NY   10019
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Grimm   (212) 897-1685
                                                                  (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner, Sipkin, CPA's, LLP
(Name - if individual, state last, first, middle name)

132 Nassau Street, Suite 1023   New York   NY   10038
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

ZEBED Securities LLC

Statement of Financial Condition
December 31, 2018

ZEBED Securities LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.

[x]   Facing Page.

[x]   Statement of Financial Condition.

[ ]   Statement of Operations.

[ ]   Statement of Changes in Members' Equity.

[ ]   Statement of Cash Flows.

[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).

[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3.

[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

[x]   An Affirmation.

[ ]   A copy of the SIPC Supplemental Report.

[ ]   Independent Accountants' Report on Statement of Exemption from Rule 15c3-3.

[ ]   Statement of Exemption from Rule 15c3-3.

.

** ** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Jonathan J. Shepland, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Zebed Securities LLC for the year ended December 31, 2018, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Jonathan J. Shepland, CRCP

Signature

Chief Compliance Officer

Title

Marc L. Potolsky

Notary Public

MARC L. POTOLSKY
Notary Public, State of New York
No. 02PO6172783
Qualified in New York County
Commission Expires August 13, 2019



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Zebed Securities LLC
110 Central Park South, Suite 2A
New York, NY 10019

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Zebed Securities LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Zebed Securities LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Zebed Securities LLC's management. Our responsibility is to express an opinion on Zebed Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Zebed Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs, LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Zebed Securities LLC's auditor since 2014.

New York, NY
March 5, 2019

Zebed Securities LLC

Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	520,584
Due from brokers		490,051
Fixed assets (net of accumulated depreciation/amortization of $738,270)		158,666
Prepaid expenses and other assets		16,072
Total assets	$	1,185,373

Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	232,604
Due to affiliate		52,500
Total liabilities		285,104
Member's equity		900,269
Total liabilities and member's equity	$	1,185,373

The accompanying notes are an integral part of this financial statement.

Zebed Securities LLC

Notes to Financial Statement
Year Ended December 31, 2018

1. **Nature of Operations**

   Zebed Securities LLC (the "Company"), formerly LATAM Securities LLC, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA").

   During 2018, the Company had clearing agreements with two broker-dealers, thereby clearing all of its customers' securities transactions on a fully-disclosed basis through these broker-dealers and accordingly does not hold customer securities accounts or perform custodial functions relating to their securities.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

   Revenue Recognition
   Securities transactions commissions and expenses relating to securities transactions are recorded on a trade-date basis.

   Income Taxes
   The Company is a single member limited liability company and treated as a disregarded entity for income tax reporting purposes. As such, income or loss of the Company, in general, is allocated to the member for inclusion in its income tax return. Accordingly, the Company has not provided for federal, state or local income taxes.

   Accounting for Uncertainty in Income Taxes
   The Company recognizes the effect of income tax positions only when they are more than likely not to be sustained. On December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition or disclosure.

   Due from Brokers
   Due from brokers represents net amounts receivable from the Company's clearing brokers.

   Fixed Assets
   Fixed assets are recorded at cost, net of accumulated depreciation/amortization, which is calculated on a straight-line basis over three to seven years.

3. **Transactions with related parties**

As of December 31, 2018, the Company owes $52,500 in unpaid rent to an affiliate in connection with a prior lease with this affiliate.

During 2018, the Company distributed capital totaling $6,820,350 to the Company's indirect owner as the Company is winding down its operations.

All of the Company's customer accounts are either for affiliates of this owner or accounts in which the owner has a beneficial interest.

4. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. At December 31, 2018, the Company had net capital of approximately $725,000 which exceeded its minimum capital requirement of $250,000 by approximately $475,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

5. **New Accounting Pronouncements**

Effective January 1, 2019, any operating leases will be subject to ASU 2016-02 which calls for the right to use lease assets and the present value of future lease payments to be reflected on the Company's Statement of Financial Condition. The Company does not expect that this change in generally accepted accounting principles will have any material effect on its overall financial condition, its operations or its regulatory compliance.

6. **Fixed Assets**

Fixed assets consist of the following:

Furniture and equipment	$ 349,919
Automobile	73,069
Leasehold Improvements	452,173
Artwork	21,775
Less: Accumulated depreciation/amortization	(738,270)
	$ 158,666

7. **Off-Balance-Sheet-Risk and Concentration of Credit Risk**

The Company is engaged in various brokerage activities with other counterparties including customers and financial institutions. In the normal course of business, the Company may be exposed to the risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract, as a loss. A substantial portion of the Company's assets are in the custody of two clearing brokers.

All cash deposits of the Company are held by two financial institutions and therefore are subject to the credit risk at those financial institutions. The Company's securities are held by two clearing brokers. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to the deposit or securities.

8. **Going Concern**

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had a loss from operations which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management has pledged any additional support to the Company to enable it to continue as a going concern.

9. **Subsequent Events**

The Company's owner is in the process of selling the firm to another broker-dealer.